Date: 03/05/2010	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MALA NOCHE RESOURCES CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	21/05/2010
Record Date for Voting (if applicable) :	21/05/2010
Beneficial Ownership Determination Date:	21/05/2010
Meeting Date :	28/06/2010
1500-1055 West Georgia Street
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	56088T103	CA56088T1030

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for MALA NOCHE RESOURCES CORP.